Exhibit 3.1

FIRST AMENDMENT TO THE
AMENDED AND RESTATED BYLAWS
OF
AUXILIO, INC.

The Amended and Restated Bylaws (the “Bylaws”) of Auxilio, Inc., a Nevada corporation (the “Company”), are hereby amended pursuant to Section 78.120 of the Nevada Revised Statutes (the “NRS”) and as permitted by Article X of the Bylaws, as follows:

Article III, Section 3.01 of the Bylaws is deleted in its entirety and the following provision is inserted in lieu thereof:

Section 3.01.   Number and Term of Office.  The number of directors which shall constitute the whole board of directors shall be not less than three (3) nor more than nine (9),  the exact number of directors to be fixed from time to time within such range by a duly adopted resolution of the board of directors.  Except as provided in this Section 3.01, each director shall be elected by the vote of the majority of the votes cast with respect to that director nominee’s election at any meeting for the election of directors at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.   For purposes of this Section 3.01, a majority of the votes cast means that the number of shares voted “for” a director nominee must exceed the number of votes cast “against” that director nominee.  If an incumbent director is not elected by a majority of votes cast (unless, pursuant to this Section 3.01 the director election standard is a plurality), the incumbent director shall promptly tender his or her resignation to the board of directors for consideration.  The Nominating and Corporate Governance Committee, if such a committee exists, will make a recommendation to the board of directors on whether to accept or reject the resignation, or whether other action should be taken.  If such a committee does not exist, the board of directors will carry out the function of the Nominating and Corporate Governance Committee as it relates to this matter.  The board of directors, acting on the Committee’s recommendation or on its own decision, as the case may be, will publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results.  The director who tenders his or her resignation will not participate in the Committee’s or the board of directors’ recommendation or decisions, or any deliberations related thereto.

If a director’s resignation is accepted by the board of directors pursuant to this Section 3.01, or if a nominee for director is not elected and the nominee is not an incumbent director, then the board of directors may fill the resulting vacancy pursuant to the provisions of Article III, Section 3.02 hereof or may decrease the size of the board of directors pursuant to this Section 3.01.  If a director’s resignation is not accepted by the board of directors pursuant to this Section 3.01, such director will continue to serve until the next annual meeting and until such director’s successor shall have been duly elected and qualified, or his or her earlier resignation or removal.

Directors elected pursuant to this Section 3.01 shall hold office until the next annual meeting of stockholders and until their successors shall be duly elected and qualified.  Directors need not be stockholders.  If, for any cause, the board of directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

IN WITNESS WHEREOF, the undersigned Secretary attests that this Amendment was duly adopted by the directors of the Company in accordance with Article X of the Bylaws, effective as of August 6, 2015.

COMPANY:

AUXILIO, INC.,
a Nevada corporation

________________________________
By: Paul Anthony
Its: Secretary